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                                                                    EXHIBIT 3.4

                              ARTICLES OF AMENDMENT
                        TO THE ARTICLES OF INCORPORATION
                      OF ADVANCED ENVIROTECH SYSTEMS, INC.

         Pursuant to the provisions of Article 4.04 of the Texas Business Corporation Act, the undersigned corporation (the "Corporation") adopts the following Articles of Amendment to its Articles of Incorporation (the "Articles").

                                   ARTICLE ONE

         The name of the Corporation is ADVANCED ENVIROTECH SYSTEMS, INC.

                                   ARTICLE TWO

         The following amendment to the Articles (the "Amendment"), which was adopted by the shareholders of the Corporation on the 7th day of August, 1996, alters Article Four of the Articles and the full text of Article four is amended to read as follows:

                                 SHARE STRUCTURE

                                Classes of Shares

         4.01 The Corporation may issue two classes of shares, designated Common and Preferred. The Corporation may issue a total of eleven million (11,000,000) shares. The authorized number of Common shares is ten million (10,000,000) and the par value of each is $0.001. The authorized number of Preferred shares is one million (1,000,000) with a par value of $0.001 per share.

                             Authority of the Board

         4.02 Authority is hereby expressly granted to the Board of Directors of the Corporation (the "Board") to authorize the issuance of one or more series of Preferred shares and to fix the voting powers, designations, preferences and relative, participating, optional, redemption, conversion, exchange or other special rights; qualifications, limitations or restrictions of such series and the number of shares in each series to the full extent now or hereafter permitted by law.

                 Further Description of Certain Preferred Shares

         4.03 Pursuant to the authority granted in Section 4.02 above, the Board has authorized for issuance 187,000 shares of Series I First Liquidation, Cumulative Redeemable, Convertible Preferred ("Preferred Shares"), further described as follows:

         (a) DIVIDENDS. The holder of Preferred Shares will be entitled to receive a cumulative dividend, out of funds of the Corporation legally available therefore, at the rate of eight percent (8%) per annum of the Preferred Share purchase price. and no more, for the number of Preferred Shares purchased, payable in cash annually in the month of January for dividends accrued through December 31 of the previous year, or at such intervals as the Board may from time to time determine. In addition, the Corporation at its sole

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         option, until the third anniversary of the date of issuance of the
         Preferred Shares may, in lieu of a cash payment, pay all cumulative dividends in additional shares of Preferred Shares at the original purchase price ($6.00 per share). After the third anniversary of the issuance of the Preferred Shares. dividends will be payable in cash only.

         (b) CONVERSION. The Preferred Shares are convertible into shares of Common of the Corporation at a conversion rate of one (1) share of Common per one (1) Preferred Share, beginning upon the issuance of the Preferred Shares, solely at the option of the Corporation subject only to there being sufficient Common shares available for such Conversion through the Corporation's current authorized Common shares or through additional Common shares being authorized by Amendment of the Articles of Incorporation by the shareholders of the Corporation.

         (c) The Preferred Shares are entitled to a liquidation preference of $6.00 per share plus accrued unpaid dividends, if any, before any amount is paid to holders of the Common shares or any other class or Series of capital stock of the Corporation.

         (d) The Preferred Shares are subject to redemption, in whole or in part, at the option of the Corporation at any time at a redemption price per share equal to accrued unpaid dividends, if any, plus a percentage of the liquidation preference thereof, equal to a total of $7.00 per share.

         (e) RANKING. The Preferred Shares rank senior to all other Shares of Preferred and Common currently outstanding with respect to dividends and any liquidation, dissolution or winding up of the Corporation, and no additional series of Preferred will rank senior to these Preferred Shares without the consent of the holders of a majority of the Preferred Shares.

         (f) VOTING RIGHTS. The Preferred Shares have no voting rights, except as provided by law.

                                  ARTICLE THREE

         The Amendment changes the amount of the stated capital of the Corporation. The amount of stated capital as changed by the Amendment and the manner in which it is changed are as follows: The new amount of stated capital is eleven thousand dollars ($11,000.00), which was changed by increasing the amount of authorized Shares to eleven million shares, with the par value of the Common and Preferred shares of one-tenth of one cent ($0.001). All currently outstanding and issued Preferred shares, if any, will be exchanged for new Preferred shares reflecting the change in the per value of such shares and all pre-amendment Preferred shares will be cancelled by the Corporation upon notice to any holders of such shares.

                                  ARTICLE FOUR

         The number of Common Shares outstanding at the time of the adoption of the Amendment was 996,613 and the number of Common shares entitled to vote thereon was 996,613.

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                                  ARTICLE FIVE

         The number of Common shares that voted for the Amendment was 937,506; and the number of the shares that voted against the amendment was 0 with 59,107 shares not voting or abstaining.

DATED: September 30, 1996.

                                              ADVANCED ENVIROTECH SYSTEMS, INC.

                                              By:  /s/ CRAIG G. ONGLEY
                                              ----------------------------------
                                              Craig G. Ongley
                                              Assistant Secretary